UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2011

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZIM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held September 22, 2011

To our Shareholders:

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) will be held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 22, 2011, beginning at 2:00 p.m. At the meeting, you will be asked to vote on the following matters:

1.	To ratify the appointment of Ernst & Young LLP as the Company's registered public accounting firm; and
2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

If you were a shareholder of record at the close of business on August 15, 2011, you are entitled to vote at the meeting or at any adjournment or postponement of the meeting. This notice and the Company’s management proxy circular is being mailed to shareholders on or about August 29, 2011. You may examine a list of the shareholders of record as of the close of business on August 15, 2011 for any purpose germane to the meeting subsequent to September 7, 2011 at the offices of the Company.

YOUR VOTE IS IMPORTANT

Even if you plan to attend the meeting, please vote and mail the enclosed proxy card so that your vote will be counted if you later decide to not attend the meeting. Whether or not you expect to attend, shareholders are requested to sign, date and return the enclosed proxy in the envelope provided. No postage is required if mailed in the United States.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Michael Cowpland

Michael Cowpland
President and Chief Executive Officer

Dated:  Ottawa, Ontario, Canada

August 15, 2011

ZIM CORPORATION
MANAGEMENT PROXY CIRCULAR
GENERAL INFORMATION

INFORMATION ABOUT PROXY SOLICITATION

This Management Proxy Circular is furnished to the holders of the Common shares (Common Shares), of ZIM Corporation, a Canadian corporation (“ZIM” or the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors and the Management of the Company for use at the Annual Meeting of Shareholders to be held on September 22, 2011 at 2:00 p.m. (local Ottawa time), at ZIM’s Headquarters at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7, and at any adjournment thereof.  The Board of Directors is soliciting votes FOR ratification of the appointment of the firm of Ernst & Young LLP as the Company’s independent Auditors. At present, the Board of Directors knows of no other business that will come before the meeting.

The Notice of Annual Meeting, this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about August 29, 2011. The Board of Directors is making this solicitation of proxies, and the Company will bear the cost of the solicitation. The original solicitation of proxies by mail may be supplemented by solicitations in person, by telephone or by electronic communication by the directors, officers and employees of the Company. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held by such persons, and upon request the Company will reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

INFORMATION ABOUT VOTING

Q:  WHY AM I RECEIVING THESE MATERIALS?

A:  The Board of Directors is providing these proxy materials for you in connection with the Company’s Annual Meeting of Shareholders, which will take place on September 22, 2011. As a shareholder, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the items of business described in this management proxy circular.

Q:  WHAT ITEMS OF BUSINESS WILL BE VOTED ON AT THE ANNUAL MEETING?

A:  There is one item of business scheduled to be voted on at the Annual Meeting: the ratification of the appointment of the Company’s independent auditors. We will also consider other business that properly comes before the Annual Meeting.

Q:  HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A:  The Board of Directors recommends that you vote your “FOR” the ratification of the appointment of the independent auditors.

Q:  WHAT SHARES CAN I VOTE?

A:  You may vote all shares owned by you as of the close of business on August 15, 2011, the Record Date. These shares include: (i) shares held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker or other nominee such as a bank.

Q:  WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

A:  Most shareholders of the Company hold their shares through a broker or other nominee rather than directly in their own name. However, there are some distinctions between shares held of record and those owned beneficially.

If your shares are registered directly in your name with the Company’s transfer agent, Corporate Stock Transfer, Inc., you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent directly to you by the Company. As the shareholder of record, you have the right to grant your voting proxy directly to the Chairman of the Board of Directors or to vote in person at the meeting. The Board of Directors has enclosed a proxy card for you to use.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee together with a voting instruction form. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker or nominee that holds your shares, giving you the right to vote the shares. Your broker or nominee has enclosed or provided voting instructions for you to use in directing the broker or nominee how to vote your shares.

Q:  HOW CAN I ATTEND THE ANNUAL MEETING?

A:  You are entitled to attend the Annual Meeting only if you were a shareholder of the Company as of the close of business on August 15, 2011, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as an account statement, a copy of the voting instruction card provided by your broker or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Annual Meeting. The Annual Meeting will begin promptly at 2:00 p.m. (local Ottawa time). Check-in will begin at 1:30 p.m., and you should allow ample time for the check-in procedures.

Q:  HOW CAN I VOTE MY SHARES IN PERSON AT THE ANNUAL MEETING?

A:  Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a “legal proxy” from the broker or nominee that holds your shares giving you the right to vote the shares.

Q:  HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

A:  Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are to be voted without attending the meeting.   Record holders of Common Shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. The Company’s shareholders who hold shares in street name may vote by mail by completing, signing and dating the voting instruction forms provided by their brokers or nominees and mailing them in the accompanying pre-addressed envelopes.

Q:  CAN I CHANGE MY VOTE?

A:  You may change your vote at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or nominee, or, if you have obtained a “legal proxy” from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person. You may also change your vote by sending a written notice of revocation to John Chapman, Chief Financial Officer, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7.

Q:  WHO CAN ANSWER MY QUESTIONS?

A:  If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact Valerie Lafleur at ZIM’s Headquarters, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7 or at (613) 727-1397, extension 182.

A copy of our Annual Report on Form 20-F for the year ended March 31, 2011 was included with this proxy statement and, to the extent required by applicable law, is incorporated by reference in this management proxy circular. If you need additional copies of this management proxy circular, the voting materials or the Annual Report, you should contact Valerie Lafleur as described above.

Q:  HOW ARE VOTES COUNTED?

A:  You may vote “FOR” the re-election of the directors and “FOR” the ratification of the appointment of the independent auditors or your vote may be “WITHHELD”.  If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction card with no further instructions, your shares will be voted in accordance with the recommendation of the Board of Directors (“FOR” the resolutions).  If any other matters properly arise at the meeting, your proxy, together with the other proxies received, will be voted at the discretion of the proxy holders.

Q:  WHAT IS A QUORUM AND WHY IS IT NECESSARY?

A:  Applicable law requires a quorum to conduct business at the meeting.  The presence, either in person or by proxy, of the holders of a majority of the Company’s Common Shares outstanding on August 15, 2011 constitutes a quorum.

Q:  HOW MANY SHARES ARE OUTSTANDING AND ENTITLED TO VOTE?

A:  125,460,867 Common Shares were issued and outstanding on August 15, 2011, the Record Date.  Holders of record of outstanding Common Shares at the close of business on the Record Date are entitled to vote at the Annual Meeting.  Each holder is entitled to one vote in respect of each Common Share held.

Q:  WHAT IS THE VOTING REQUIREMENT TO APPROVE THE PROPOSAL?

A:  Each proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the Annual Meeting. Accordingly, if you do not return your signed proxy card or voting instruction form, you will not be able to affect the vote.

Q:  WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:  You may receive more than one set of voting materials, including multiple copies of this management proxy circular and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive.

Q:  WHY DO SOME SHAREHOLDERS SHARING THE SAME SURNAME AND ADDRESS RECEIVE ONLY ONE SET OF VOTING MATERIALS?

In some cases, shareholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions are receiving only one copy of our management proxy circular. This practice is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you would like to have additional copies of our management proxy circular mailed to you, or if you would like to receive separate copies of future mailings, or if you would like to receive a single copy instead of multiple copies of future mailings, please submit your request to the address or phone number that appears on your voting instruction form.

Q:  WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A:  We intend to announce preliminary voting results at the Annual Meeting and publish final results in our Quarterly Report on Form 6-K for the fiscal quarter ending September 30, 2011, which we anticipate filing by November 20, 2011.

Q:  WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

A:  Other than the item of business described in this management proxy circular, we are not aware of any other business to be acted upon at the Annual Meeting. However, if you grant a proxy, the persons named as proxy holders, Michael Cowpland, the Company’s President and Chief Executive Officer, and Jim Stechyson, the Chairman of the Company’s Board of Directors, or their substitutes, will have the discretion to vote your shares on any additional matter properly presented for a vote at the meeting.

Q:  WHO WILL COUNT THE VOTES?

A:  An inspector or inspectors of election will tabulate the votes.  We expect that the inspector of election will be John Chapman, the Chief Financial Officer of ZIM.

Q:  IS MY VOTE CONFIDENTIAL?

A:  Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation.

Q:  WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

A:  The Board of Directors is making this solicitation, and the Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. Certain of our directors, officers and employees, without any additional compensation, may also solicit your vote in person, by telephone or by electronic communication. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Q:  MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR’S ANNUAL MEETING OF SHAREHOLDERS?

A:  You may submit proposals for consideration at future shareholder meetings. If you wish to make a proposal for consideration at our 2012 Annual Meeting of shareholders, the written proposal must be received by the corporate secretary of the Company no later than June 17, 2012. However, in order for a shareholder proposal to be considered for inclusion in the Company’s management proxy circular statement for next year’s annual shareholders’ meeting, the written proposal must be received by the corporate secretary of the Company no later than April 7, 2012. Such proposals also will need to comply with the provisions of the Canada Business Corporations Act regarding the inclusion of shareholder proposals in corporation-sponsored proxy materials.

In order to curtail controversy as to the date on which ZIM receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Q:  WILL A REPRESENTATIVE FROM THE AUDITORS AND LEGAL COUNSEL BE IN ATTENDANCE AT THE ANNUAL MEETING?

A:  The Company expects that the Company’s registered public accounting firm will be represented by John Dervin from Ernst & Young LLP. In addition, the Company expects that Debbie Weinstein or Michael Dunleavy from our Canadian legal counsel, LaBarge Weinstein Professional Corporation, will also be available.

PROPOSAL ONE
RATIFICATION OF THE APPOINTMENT OF REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP (“E&Y”) was first appointed as the Company’s registered public accounting firm with respect to the audit of the Company’s financial statements for the year ended March 31, 2011, and has audited the Company’s financial statements since that time. The Audit Committee of our Board of Directors believes that E&Y is well qualified to continue and has recommended its reappointment as the Company’s registered public accounting firm for the year ended March 31, 2012.

Audit Fees and All Other Fees

The table below details the fees paid to date for Ernst and Young LLP for work related to fiscal year 2011 and also fees Paid to Raymond Chabot Grant Thornton LLP for work related to the fiscal year 2010.

	Year ended March 31, 2011	Year ended March 31, 2010
Audit fees	69,377	73,060
Audit-related fees(1)	N/A	-
Tax fees(2)	N/A	11,834
Total	69,377	84,894

(1) Consisting principally of fees for services related to SEC regulatory filings.
(2) Consisting principally of fees related to tax compliance, tax planning and tax advice services, including preparation and review of tax returns, assistance with tax audits and refund claims.

As at June 30, 2011 the complete audit work for 2011 had not been completed and a progress charge of $69,377 was paid to Ernst and Young LLP. All other fees and tax fees will be paid in quarter 2 of 2012 and are expected to be within the amounts approved by the audit committee and in line with previous year’s expenses.

Pursuant to the Sarbanes-Oxley Act of 2002, in October 2003 the Audit Committee established ZIM Corporation’s Audit Committee Pre-Approval Policy whereby the Committee is required to pre-approve the audit fees, and the provision of certain tax and other non-audit related services by E&Y, after E&Y provides a description of the services to be performed and specific fee estimates for each such service. The Audit Committee limits the engagement by the Company of E&Y for non-audit services and tax services to those circumstances where the services are considered integral to the audit services that it provides, or in which there is another compelling rationale for using its services. The Audit Committee considered the provision by E&Y of the above-mentioned tax services and other non-audit services and concluded that the provision of these services was compatible with maintaining the independence of E&Y.  The members of the Audit Committee are Donald Gibbs (Chair) and Steve Houck. 100% of the above mentioned fees where approved in advance.

The Company anticipates that representatives of E&Y will attend the Annual Meeting for the purpose of responding to appropriate questions, and they will be afforded an opportunity to make a statement if they so desire.

The proposal to reappoint E&Y as the Company’s registered public accounting firm must be passed by at least a majority of the votes cast by the holders of Common Shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S AUDITORS FOR THE 2012 FISCAL YEAR.

The prompt return of the proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the meeting, please sign the proxy and return it in the enclosed envelope.

The contents of this Management Proxy Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Michael Cowpland
President and Chief Executive Officer
Dated: August 15, 2011

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
August 15, 2011	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 15, 2011	/s/ John Chapman John Chapman, Chief Financial Officer